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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 2)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                      Allied Healthcare International Inc.
================================================================================
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
================================================================================
                         (Title of Class of Securities)
                                  01923A 10 9
================================================================================
                                 (CUSIP Number)

                                Timothy M. Aitken
                Chairman of the Board and Chief Executive Officer
                      Allied Healthcare International Inc.
                               555 Madison Avenue
                            New York, New York 10022
                                 (212) 750-0064

================================================================================
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 6, 2002
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

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CUSIP No. 01923A 10 9

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          1.  NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Timothy M. Aitken

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          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [ ]
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          3.  SEC USE ONLY
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          4.  SOURCE OF FUNDS

              PF, OO

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          5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  [ ]
              TO ITEMS 2(d) OR 2 (e)
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          6.  CITIZENSHIP OR PLACE OF ORGANIZATION
              United Kingdom
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                    7. SOLE VOTING POWER
NUMBER OF
SHARES                 1,746,391
BENEFICIALLY      =============================================================
OWNED BY            8. SHARED VOTING POWER
EACH
REPORTING              0
PERSON WITH       =============================================================
                    9. SOLE DISPOSITIVE POWER

                       1,746,391
                  =============================================================
                   10. SHARED DISPOSITIVE POWER

                       0
===============================================================================
         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,746,391

===============================================================================
         12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ]
              SHARES
===============================================================================
         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.5%
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         14.  TYPE OF REPORTING PERSON

              IN
===============================================================================

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     This Amendment No. 2 amends and restates the Schedule 13D filed by Timothy
M. Aitken with the Securities and Exchange Commission on May 1, 2002, and Amendment No. 1 thereto filed on August 12, 2002, relating to the Common Stock, par value $0.01 per share, of Transworld Healthcare, Inc. (now known as Allied Healthcare International Inc.).

Item 1.  Security and Issuer
         -------------------

     The title of the class of equity securities to which this Amendment No. 2 relates is the common stock, par value $0.01 per share (the "Common Stock"), of Allied Healthcare International Inc., a New York corporation (the "Company"). The address of the principal executive offices of the Company is 555 Madison Avenue, New York, New York 10022.

Item 2.  Identity and Background
         -----------------------

     (a-c) This statement is being filed by Timothy M. Aitken. Mr. Aitken is the Chairman of the Board and Chief Executive Officer of the Company. Mr. Aitken's business address is c/o Allied Healthcare International Inc., 555 Madison Avenue, New York, New York 10022.

     Some of the securities of the Company which Mr. Aitken beneficially owns are held in the name of Aitken (English) Company Limited. Mr. Aitken has sole voting and dispositive power over the securities of the Company held by Aitken (English) Company Limited.

     (d-e) During the last five years, Mr. Aitken has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or as a result of which he has been found to be in violation of federal or state securities laws.

     (f) Mr. Aitken is a citizen of the United Kingdom.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     Mr. Aitken may be deemed to own an aggregate of 1,746,391 shares of Common Stock, determined as follows:

     (i) Mr. Aitken acquired 20,000 shares of Common Stock in four open-market purchases in July 1998;

     (ii) Mr. Aitken is the holder of options granted to him on January 15, 1997, September 16, 1998 and December 6, 2000 pursuant to the Company's stock option plans granting him the right to purchase an aggregate of 845,000 shares of Common Stock (all of such options have vested and are currently exercisable);

     (iii) On April 22, 2002, Mr. Aitken was issued 684,258 shares of Common Stock (the "Bonus Shares") as a bonus as compensation for services rendered to the Company; and

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     (iv) On July 25, 2002, in connection with the consummation of the
Reorganization described in Item 6 below, Mr. Aitken was issued 87,200 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Series A Preferred Stock") and Aitken (English) Company Limited was issued 87,200 shares of Series A Preferred Stock (an aggregate of 174,400 shares of Series A Preferred Stock). Each share of Series A Preferred Stock is, at the option of the holder thereof, convertible at any time until December 17, 2008 into one share of Common Stock, subject to adjustment under certain circumstances. In addition, as described further in Item 6 below, as a result of the consummation of the Reorganization Mr. Aitken was entitled to receive an additional 11,367 shares of Common Stock and Aitken (English) Company Limited was entitled to receive an additional 11,366 shares of Common Stock (an aggregate of 22,733 shares of Common Stock). These 22,733 shares of Common Stock were issued on December 6, 2002.

     Mr. Aitken used personal funds to make the open-market purchases.

Item 4.  Purpose of the Transactions
         ---------------------------

     Mr. Aitken has acquired the shares of Common Stock and other securities of the Company beneficially owned by him for investment purposes and as compensation for services rendered to the Company. Depending upon market conditions and other factors that Mr. Aitken may deem material, he may purchase or dispose of shares of Common Stock or other securities of the Company in the open market or in private transactions.

     Pursuant to the Reorganization Agreement described in Item 6 below, Mr. Aitken was entitled to receive an additional 11,367 shares of Common Stock and Aitken (English) Company Limited was entitled to receive an additional 11,366 shares of Common Stock (an aggregate of 22,733 shares of Common Stock). These 22,733 shares of Common Stock were issued on December 6, 2002.

     Pursuant to the Registration Rights Agreement which the Company entered into on July 25, 2002, which is described in Item 6 below, the Company registered the resale of, among other shares, all of the Bonus Shares and all of the shares of Common Stock (including the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock) issued in the Reorganization. Such registration statement was declared effective by the Securities and Exchange Commission on August 21, 2002. Mr. Aitken and Aitken (English) Company Limited are entitled to sell an aggregate of 881,391 shares of Common Stock pursuant to such registration statement.

     Except as set forth in this Item 4 or in Item 6 of this Schedule 13D (which is incorporated herein by reference), Mr. Aitken has no plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

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     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     (a) As of December 6, 2002, there were 22,238,901 shares of Common Stock outstanding. The percentages reported in this statement have been rounded to the nearest one-tenth of a percent.

     Mr. Aitken beneficially owns 1,746,391 shares of Common Stock, or 7.5%, of the outstanding shares of Common Stock, through (i) his beneficial ownership of 715,625 shares of Common Stock, (ii) his beneficial ownership of the 11,366 shares of Common Stock held by Aitken (English) Company Limited; (iii) his options to purchase 845,000 shares of Common Stock, all of which are currently exercisable, (iv) his and Aitken (English) Company Limited's right to convert the aggregate of 174,400 shares of Series A Preferred Stock owned by them into 174,400 shares of Common Stock.

     As described further in item 5(c) below, Mr. Aitken also holds options to purchase an additional 60,000 shares of Common Stock. None of such options are exercisable within 60 days of this Amendment No. 2.

     (c) During the last 60 days, neither Mr. Aitken nor Aitken (English) Company Limited has effected any transactions in the Common Stock, except as follows: (i) on December 6, 2002, Mr. Aitken was issued 11,367 shares of Common Stock and Aitken (English) Company Limited was issued 11,366 shares of Common Stock (an aggregate of 22,733 shares of Common Stock) and (ii) on November 13, 2002, Mr. Aitken was granted options to purchase 60,000 shares of Common Stock at a purchase price of $4.70 per share. The options are exercisable in

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three equal annual installments of 20,000 shares per year beginning on the first anniversary of the grant date.

     (d) No person other than Mr. Aitken has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Aitken, except that (i) the promissory note which evidences the loan described in Item 6 below requires Mr. Aitken to repay a portion of such loan, in accordance with the formula set forth in the promissory note, if Mr. Aitken sells any of the Bonus Shares, and (ii) pursuant to the Pledge and Security Agreement described in Item 6 below, Mr. Aitken has pledged his non-qualified options in the Company, the shares of Common Stock issuable upon the exercise of any stock options of the Company held by him and the dividends, if any, he receives in respect of such shares of Common Stock to secure the repayment of the promissory note. Item 6 below is incorporated herein by reference.

     (e) It is inapplicable to state the date on which Mr. Aitken ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
         -------------------------------

     Except as described below, Mr. Aitken is not a party to any contract, arrangement, understanding or relationship with respect to the securities of the Company, including, but not limited to, the transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

     Bonus Share Issuance. On April 22, 2002, the Company issued the Bonus Shares to Timothy M. Aitken as compensation for services rendered to the Company. Such issuance is referred to herein as "Bonus Share Issuance." The Bonus Share Issuance to Mr. Aitken was unanimously approved by the board of directors of the Company (with Mr. Aitken abstaining because of his interest in the transaction) at a meeting held on April 19, 2002, subject to final approval by the independent directors of the Company at a separate meeting. The Bonus Share Issuance was approved by the independent directors of the Company at a meeting of the independent directors held on April 21, 2002.

     Tax Agreement. In connection with the Bonus Share Issuance, on April 22, 2002, the Company and Transworld Healthcare (UK) Limited, a subsidiary of the Company ("TWUK"), entered into a Tax Bonus, Tax Loan and Tax Indemnification Agreement (the "Tax Agreement") with Mr. Aitken. The purpose of the Tax Agreement is to provide Mr. Aitken with substantially all of the cash (through a cash bonus and a loan from the Company) necessary for him to pay the federal, New York State and New York City income taxes that he is expected to incur as a result of the Bonus Share Issuance and to provide him with the tax indemnity described below. The Tax Agreement was approved by the board of directors of the Company on April 19, 2002 (with Mr. Aitken abstaining because of his interest in the transaction), subject to final approval by the independent directors of the Company at a separate meeting. The Tax Agreement was approved by the independent directors at a separate meeting on April 21, 2002.

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     Pursuant to the Tax Agreement, on April 30, 2002, the Company made a cash payment to Mr. Aitken in the amount of $1,401,263 and loaned Mr. Aitken the amount of $550,000.

     Pursuant to the Tax Agreement, TWUK will be obligated to indemnify Mr. Aitken for federal, New York State and New York City taxable income in excess of an agreed-upon amount that may arise from the Bonus Share Issuance. However, TWUK's indemnity obligation to Mr. Aitken is capped at $622,371. Moreover, of the tax indemnity payments, if any, to Mr. Aitken, an amount equal to 20% of such excess taxable income will be made in the form of a loan. TWUK's obligation to make indemnity payments, if any are required to be made, is subject to the receipt from certain of TWUK's lenders of their consent to such payment.

     Promissory Note. The loan of $550,000 to Mr. Aitken that the Company made on April 30, 2002 pursuant to the Tax Agreement is evidenced by a promissory note executed by Mr. Aitken. The promissory note is payable on the earlier of April 30, 2007 or the date on which Mr. Aitken has sold or otherwise disposed of all of the Bonus Shares issued to him. In the event that Mr. Aitken sells any of the Bonus Shares, the promissory note requires him to prepay a portion of the loan in accordance with a formula set forth therein. The promissory note bears interest at a rate of 4.65% per annum.

     Pledge and Security Agreement. Pursuant to a Pledge and Security Agreement, dated April 30, 2002, entered into by the Company and Mr. Aitken, the payments under Mr. Aitken's promissory note are secured by a pledge by him of all of his non-qualified stock options of the Company, the shares of Common Stock issuable upon the exercise of any of Mr. Aitken's stock options in the Company (whether non-qualified or otherwise) and the dividends, if any, received in respect of such shares of Common Stock. In addition, in the event of a failure to pay the promissory note when due, the Company and TWUK have the right to apply after-tax amounts owed to Mr. Aitken under his employment agreement with the Company or TWUK (or any consulting, severance, non-competition or similar agreement with the Company or TWUK) to the repayment of the promissory note.

     Reorganization Agreement. On July 25, 2002, the Company consummated a reorganization (the "Reorganization") involving the Company and two of its U.K. subsidiaries, Allied Healthcare Group Limited ("Allied Healthcare (UK)") and TWUK. The Reorganization was consummated pursuant to a Master Reorganization Agreement, dated as of April 24, 2002, as amended on May 16, 2002 and June 26, 2002 (the "Reorganization Agreement"), among the Company, Allied Healthcare
(UK), TWUK and certain investors in such subsidiaries, including Mr. Aitken. In the Reorganization, equity investments in TWUK and subordinated debt investments in Allied Healthcare (UK) were exchanged for shares of Common Stock and shares of Series A Preferred Stock.

     Pursuant to the Reorganization Agreement, as a result of the consummation of the Reorganization, Mr. Aitken and Aitken (English) Company Limited were each entitled to require Allied Healthcare (U.K.) to issue to him or it at any time a funding note in satisfaction of (pound)65,176 of accrued and unpaid payment in kind interest on the subordinated promissory notes issued by Allied Healthcare
(UK) that were held by each of them The principal amount of each funding note was equal to the amount of such accrued and unpaid interest. The funding notes were in turn exchangeable for shares of Common Stock of the Company at the ratio of 0.3488

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shares of Common Stock for every (pound)2.00 of funding notes. Thus, Mr. Aitken and Aitken (English) Company Limited were entitled to require the Company to issue 11,366 and 11,367 shares of Common Stock, respectively, to him or it. These shares of Common Stock were issued on December 6, 2002, after certain tax clearances had been obtained in the U.K.

     As a result of Mr. Aitken's and Aitken (English) Company Limited's ownership of equity investments in TWUK and debt investments in Allied Healthcare (UK), on July 25, 2002, in connection with the consummation of the Reorganization, Mr. Aitken was issued 87,200 shares of Series A Preferred Stock and Aitken (English) Company Limited was issued 87,200 shares of Series A Preferred Stock (an aggregate of 174,400 shares of Series A Preferred Stock). In addition, as a result of the consummation of the Reorganization and as described in the previous paragraph, Mr. Aitken was entitled to receive 11,367 shares of Common Stock and Aitken (English) Company Limited wase entitled to receive 11,366 shares of Common Stock (an aggregate of 22,733 shares of Common Stock).

     Registration Rights Agreement. On July 25, 2002, in connection with the consummation of the Reorganization, the Company entered into a Registration Rights Agreement. Pursuant to this Registration Rights Agreement, the Company is required to file a registration statement covering the resale of all of the shares of Common Stock issued or issuable as a result of the consummation of the Reorganization (including the shares of Common Stock issuable upon conversion of the Series A Preferred Stock), as well as certain other shares of stock then outstanding, including the Bonus Shares issued to Mr. Aitken. The registration statement contemplated by the Registration Rights Agreement was declared effective by the Securities and Exchange Commission on August 21, 2002. Mr. Aitken and Aitken (English) Company Limited will be able to sell an aggregate of 881,391 shares of Common Stock pursuant to such registration statement.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

1. Tax Bonus, Tax Loan and Tax Indemnification Agreement, dated as of April 22, 2002, by and among Transworld Healthcare (UK) Limited, Transworld Healthcare, Inc. (now known as Allied Healthcare International Inc.) and Timothy M. Aitken (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form S-4 (Reg. St. No. 333-87304) of Transworld Healthcare, Inc. (now known as Allied Healthcare International Inc.) filed with the Securities and Exchange Commission on May 1, 2002).

2. Promissory Note, dated April 20, 2002, executed by Timothy M. Aitken in favor of Transworld Healthcare, Inc. (now known as Allied Healthcare International Inc. (incorporated by reference to Exhibit 2 to Amendment No. 1 to the Schedule 13D of Timothy M. Aitken filed with the Securities and Exchange Commission on August 12, 2002).

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3.    Pledge and Security Agreement, dated as of April 30, 2002, between Timothy
      M. Aitken and the Company (incorporated by reference to Exhibit 3 to Amendment No. 1 to the Schedule 13D of Timothy M. Aitken filed with the Securities and Exchange Commission on August 12, 2002).

4. Master Reorganization Agreement, dated as of April 24, 2002, by and among Transworld Healthcare, Inc. (now known as Allied Healthcare International Inc.), Allied Healthcare Group Limited, Transworld Healthcare (UK) Limited and the Investors named therein (incorporated by reference to Annex A-1 to the proxy statement/prospectus forming a part of the Registration Statement on Form S-4 (Reg. St. No. 333-87304) of Transworld Healthcare, Inc. (now known as Allied Healthcare International Inc.) filed with the Securities and Exchange Commission on May 1, 2002).

5. First Amendment to the Master Reorganization Agreement, dated as of May 16, 2002, by and among Transworld Healthcare, Inc. (now known as Allied Healthcare International Inc.) Allied Healthcare Group Limited, Transworld Healthcare (UK) Limited and the Investors named therein (incorporated by reference to Exhibit 10.17A to Amendment No. 1 to the Registration Statement on Form S-4 (Reg. St. No. 333-87304) of Transworld Healthcare, Inc. (now known as Allied Healthcare International Inc.) filed with the Securities and Exchange Commission on May 21, 2002).

6. Second Amendment to the Master Reorganization Agreement, dated as of June 26, 2002, by and among Transworld Healthcare, Inc. (now known as Allied Healthcare International Inc.), Allied Healthcare Group Limited, Transworld Healthcare (UK) Limited and the Investors named therein (incorporated by reference to Exhibit 10.3 to Allied Healthcare International Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2002).

7. Registration Rights Agreement, dated as of July 25, 2002, among Allied Healthcare International Inc. and the persons named therein (incorporated by reference to Exhibit 10.5 to Allied Healthcare International Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2002).

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          /s/ Tim Aitken
                                          -----------------
                                          Timothy M. Aitken



Date:  December 23, 2002


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